December 18, 2024

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Request for Withdrawal of Form 40-APP/A filed by VEGA TRUST and VEGA ETF TRUST (each a "Trust" and, collectively, the "Trusts") and VEGA CAPITAL MANAGEMENT (the "Adviser, and, together with the Fund, the "Registrants"); SEC Accession Nos. (0002042083-24-000007)


Dear Sir or Madam:
The Registrants each filed an application, on Form 40-APP, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") requesting certain exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder and pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements.

The Form 40-APP was filed on December 9, 2024. It was mistakenly filed as both an IA and IC filing which generated two File Nos. for the Trusts
(812-15668 and 803-00276). The Registrants are withdrawing the application due to administrative errors in the filing. The Registrants confirm that no order has been issued by the Commission in connection with this application.

It is of understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Marcial Vega at (310) 409-9718.


Sincerely,
/s/ Marcial Vega, as President, MARCIAL VEGA TRUST;
/s/ Marcial Vega, as Chief Operating Officer, VEGA CAPITAL MANAGEMENT; /s/ Marcial Vega, as President, VEGA ETF TRUST